UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Growblox Sciences, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
399847 102
(CUSIP Nubmer)

Adam D. Averbach, Esq. Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

CUSIP No. 399847 102

1.	NAMES OF REPORTING PERSONS Lazarus Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,691,479
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,691,479
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,691,479
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 399847 102

1.	NAMES OF REPORTING PERSONS Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,691,479
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,691,479
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,691,479
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14.	TYPE OF REPORTING PERSON IN/HC

CUSIP No. 399847 102

1.	NAMES OF REPORTING PERSONS Lazarus Investment Partners LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,269,632
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,269,632
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,269,632
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.399847 102

1.	NAMES OF REPORTING PERSONS Lazarus Israel Opportunities Fund LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,421,847
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,421,847
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,421,847
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14.	TYPE OF REPORTING PERSON PN

Explanatory Note

This Amendment No. 5 amends and supplements the statement on Schedule 13D originally filed by Lazarus Investment Partners LLLP (“Lazarus Partners”), Lazarus Israel Opportunities Fund LLLP (“Lazarus Israel”), Lazarus Management Company LLC (“Lazarus Management”) and Justin B. Borus (collectively, the “Reporting Persons”) on June 9, 2014, as amended from time to time (the “Schedule 13D”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant.

Reporting Persons are filing this Amendment No. 5 to report a decrease in the percentage of common stock owned by the Reporting Persons resulting solely from a change in the aggregate number of shares of the Issuer’s common stock outstanding as a result of the issuance of shares upon exercise of warrants and in a private placement as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 30, 2015.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by adding the following:

Reference is made to Items 7, 9, 11 and 13 of pages 2-5 of the Schedule 13D, which items are incorporated by reference.  The securities reported on the Schedule 13D by Lazarus Partners consist of 3,269,632 shares of common stock and warrants to purchase an additional 3,000,000 shares of common stock.  The securities reported on the Schedule 13D by Lazarus Israel consist of 1,421,847 shares of common stock and warrants to purchase an additional 1,000,000 shares of common stock.  The securities reported on the Schedule 13D by Lazarus Management and Mr. Borus consists of the sums of the shares of common stock and warrants held by Lazarus Partners and Lazarus Israel.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-5 was calculated using information obtained from the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 17, 2015, in which it stated that there were 34,904,926 shares of common stock outstanding as of February 14, 2015, as supplemented by the information contained in the Issuer’s Form 8-K filed on April 30, 2015 in which it stated that it issued 1,970,000 shares of common stock upon exercise of warrants and issued 2,820,000 shares of common stock in a private placement.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of May 4, 2015, by and among Lazarus Investment Partners LLLP, Lazarus Israel Opportunities Fund LLLP, Lazarus Management Company LLC and Justin B. Borus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2015

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

LAZARUS ISRAEL OPPORTUNITIES FUND LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Growblox Sciences, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  May 4, 2015

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

LAZARUS ISRAEL OPPORTUNITIES FUND LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

/s/ Justin B. Borus
Justin B. Borus